UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36144

QUNAR CAYMAN ISLANDS LIMITED

17th Floor, Viva Plaza, Building 18, Yard 29,

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K and the document attached as an exhibit hereto are hereby incorporated by reference into Qunar Cayman Islands Limited (the “Registrant”)’s Registration Statement on Form F-3 (Registration No. 333-204626) originally filed on June 1, 2015, as amended, and be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished

The Registrant is filing a material document not previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUNAR CAYMAN ISLANDS LIMITED

	By:	/s/ Yilu Zhao
	Name:	Yilu Zhao
	Title:	Chief Financial Officer

Date: June 2, 2015

Exhibit Index

Exhibit 1.1—Form of Underwriting Agreement